EXHIBIT 4.33

Supplemental Agreement to the Loan Agreement

No.

This Agreement (the “Agreement”) is entered into and executed by and between the following Parties on February 8, 2013:

Party A: Shanda Interactive Entertainment Limited

Party B: Shanda Games Limited

Each of Party A and Party B shall be referred to as the “Party” and collectively, the “Parties”.

Whereas

1.	Party A and Party B entered into a Loan Agreement dated as of February 8, 2012 (“Original Agreement”), pursuant to which Party B borrowed from Party A US$ 147,000,000 (the “Original Loan”) at the interest rate of 3% p.a.

2.	The maturity date for the Original Loan under the Original Agreement was February 8, 2013;

3.	Party B proposes to extend the maturity date of the Original Loan (the “Loan”) and Party A agrees accordingly.

Under the principles of good faith, equality, mutual benefits and common development, through friendly negotiations, the Parties reach the following terms and conditions in respect to the Loan in accordance with Hong Kong law:

Section 1. Principle Amount

The total principal amount of the Loan is US$13,000,000.

Section 2. Maturity Date

Party B agrees to pay off the principle amount of the Loan on February 8, 2014.

Section 3. Interests

The Loan will hear an interest of 3% per annum and the interest are payable at the maturity date.

Section 4. Other Provisions

Except as modified in this Agreement, all other terms and conditions of the Original Loan as specified in the Original Agreement shall remain full force and effect and apply to the Loan under this Agreement.

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The Parties have procured their duly authorized representatives to sign this Agreement on the date first written above:

Party A: Shanda Interactive Entertainment Limited

Authorized Representative (Signature): /s/ Tianqiao Chen

Party B: Shanda Games Limited

Authorized Representative (Signature): /s/ Xiangdong Zhang